Filed by Telewest Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities and Exchange Act of 1934

Subject Company: Telewest Global, Inc.

Commission File No. of Telewest Global, Inc.: 000-50886

This filing consists of certain communications made in connection with the announcement of an Amended and Restated Agreement and Plan of Merger among Telwest Global, Inc., NTL Incorporated, Neptune Bridge Borrower LLC, and Merger Sub Inc., dated as of December 14, 2005.

30 December 2005 To all Telewest colleagues Please share with colleagues not on email

Interim Merger Announcement:	Quick links
Office of Fair Trading decision announced	Merger news Oneline site

Dear colleague

We’re delighted to say we have been notified that the Office of Fair Trading has decided not to refer the proposed merger of ntl and Telewest to the Competition Commission.

This decision is an important step forward in the regulatory process.  However, there is still some way to go before the deal can be completed.  Until then, it’s important to remember that ntl and Telewest will remain two separate companies.

The next milestone is to ask stockholders from both companies to approve the proposed merger. Our stockholders will be sent a detailed document (the proxy statement we described in December’s monthly merger update) containing financial and background information about both companies and setting out the reasons behind the proposed deal.  They will be asked to vote to approve the agreement at two stockholders meetings to be held towards the beginning of next year.

We’ll issue the next regular merger update during the second week of January to give you a more general update on progress and next steps.

Regards,

The Merger Office

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Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NTL Incorporated (“ntl”) and Telewest, Inc. (“Telewest”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest’s or ntl’s future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed transaction, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest or any related transaction. In connection with the proposed merger and related transactions, ntl and Telewest have filed a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED TRANSACTIONS. The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favor of the merger and related transactions. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005.

Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants is included in the joint proxy statement / prospectus.

The content of this email is for internal use only and must not be shared with anyone outside of Telewest. This includes publishing the information on the internet.  If any employee, unless specifically authorised is found to be distributing commercially sensitive information into the public domain without the appropriate approvals, appropriate actions up to and including dismissal will be considered.  In addition to any confidentiality obligations as part of your employee contract, a full copy of the company’s public relations and media policy can be found on Oneline.